Exhibit 99.1

Baidu Announces Proposed Offering of CNY-denominated Senior Notes

BEIJING, September 8, 2025 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that it proposes to offer CNY-denominated senior unsecured notes (the “Notes”) in offshore transactions outside the United States to non-U.S. persons in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”), subject to market conditions and other factors (the “Notes Offering”). The principal amount, interest rates, maturity dates and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

The Company intends to use the net proceeds from the Notes Offering for general corporate purposes, including repayment of certain existing indebtedness, payment of interest and general corporate purposes.

The Notes have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to, or for the account or benefits of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offering of securities will be made by means of one or more offering documents, which will contain detailed material information about the Company and its operational and financial performance.

This announcement contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com